UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

         For Period Ended:  December 31, 2008
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              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR
              For the Transition Period Ended:

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

KH Funding Company
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Full Name of Registrant


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Former Name if Applicable

10801 Lockwood Drive, Suite 370
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Address of Principal Executive Office (Street and Number)

Silver Spring, Maryland 20901
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City, State and Zip Code

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                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 |X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      KH Funding Company (the "Corporation") is unable to prepare its Annual Report on Form 10-K within the prescribed time period because management did not timely receive real estate appraisals from third parties relating to its nonaccrual loans and real estate owned that are necessary to prepare the financial statements for the year ended December 31, 2008 by March 31, 2009, and the foregoing reason could not have been eliminated without unreasonable effort or expense, if at all.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     Robert L. Harris            301               592-8100
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          (Name)              (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Corporation expects that its audited results of operations for the year ended December 31, 2008 will show a net loss of $1.1 million, compared to a net loss of $265,000 for the year ended December 31, 2007. The increased loss in 2008 was due primarily to the liquidation of approximately $10 million in higher interest earning assets during the year to satisfy redemption requests related to the Corporation's investment notes and an increase in the provision for loan losses to $775,000 from $500,000 in 2007.

      The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the registrant's Annual Report on Form 10-K to which this Form 12b-25 relates.


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

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                               KH Funding Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 31, 2009                   By    /s/ Robert L. Harris
                                               ---------------------------------
                                               Robert L. Harris
                                               President


      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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